Exhibit 3.2

FORM OF AMENDED AND RESTATED ARTICLES OF INCORPORATION

OF

SHIMMICK CONSTRUCTION COMPANY, INC.

These Amended and Restated Articles of Incorporation are submitted for filing pursuant to the applicable provisions of the California General Corporate Law.

The undersigned certify that:

1.	They are the chairman of the board of directors and the secretary, respectively, of Shimmick Construction Company, Inc., a California corporation (the “Corporation”).

2.	The Articles of Incorporation of the Corporation, as amended to date, are amended and restated in full to read as follows:

Article I

The name of the corporation is Shimmick Construction Company, Inc. (the “Corporation”).

Article II

The purpose of the Corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of California other than the banking business, the trust company business or the practice of a profession permitted to be incorporated by the California Corporations Code.

Article III

The Corporation is authorized to issue two classes of shares designated respectively “Common Stock” and “Preferred Stock.” The Corporation is authorized to issue 100,000,000 shares of Common Stock, par value $0.0001 per share. The Corporation is authorized to issue 5,000,000, shares of Preferred Stock, par value $0.0001 per share. The Preferred Stock may be issued in one or more series. The board of directors of the Corporation (the “Board”) is authorized (a) to fix the number of shares of any series of Preferred Stock; (b) to determine the designation of any series of Preferred Stock; (c) to increase or decrease (but not below the number of shares of such series then outstanding) the number of shares of any series of Preferred Stock subsequent to the issue of shares of that series; and (d) to determine or alter the rights, preferences, privileges and restrictions granted to or imposed upon any wholly unissued series of Preferred Stock. In case the number of shares of any series of Preferred Stock shall be decreased, the shares constituting such decrease shall resume the status which they had prior to the adoption of the resolution originally fixing the number of shares of that series.

Article IV

Section 1. The liability of the directors of the Corporation for monetary damages shall be eliminated to the fullest extent permissible under California law.

Section 2. The Corporation can indemnify agents (as defined in Section 317 of the California Corporations Code) for breach of duty to the Corporation and its stockholders through bylaw provisions or through agreements with agents or both in excess of indemnification otherwise permitted by Section 317 of the California Corporations Code, subject to the limits on such excess indemnification set forth in Section 204 of the California Corporations Code.

Section 3. Any repeal or modification of the foregoing provisions of this Article IV by the shareholders of this corporation shall not adversely affect any right or protection of an agent of this corporation existing at the time of such repeal or modification.

Article V

Section 1. Upon the Corporation becoming a listed corporation within the meaning of 301.5 of the California Corporations Code, the directors shall be divided into two classes, designated Class I and Class II, each consisting of one-half of the directors or as close an approximation as possible. The board of directors of the Corporation shall assign each director to a class upon the Corporation becoming a listed corporation. The initial Class I directors shall serve for a term running until the first annual meeting of shareholders after the Corporation becomes a listed corporation and the initial Class II directors shall serve for a term running until the second annual meeting of shareholders after the Corporation becomes a listed corporation, and in each case until his or her successor shall have been duly elected and qualified. Thereafter, each director shall serve for a term running until the second annual meeting of shareholders succeeding his or her election and until his or her successor shall have been duly elected and qualified. Vacancies on the Board, including vacancies occurring by reason of the removal of directors, may be filled by the majority of the remaining directors, though less than a quorum, or by a sole remaining director.

Section 2. There shall be no right with respect to shares of stock of this corporation to cumulate votes in the election of directors.

Section 3. This article shall become effective only when the Corporation becomes a listed corporation within the meaning of Section 301.5 of the California Corporations Code. Any amendment of this article requires the affirmative vote of the holders of at least 66 2/3% of the voting power of all of the then outstanding shares of the capital stock entitled to vote generally in the election of directors, voting together as a single group.

Article VI

No action required or permitted to be taken at an annual or special meeting of the shareholders may be taken without holding a meeting. Any amendment of this article requires the affirmative vote of the holders of at least 66 2/3% of the voting power of all of the then outstanding shares of the capital stock entitled to vote generally in the election of directors, voting together as a single group.

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Article VII

In furtherance and not in limitation of the powers conferred by statute, and subject to the limitations set forth in Section 212 of the California General Corporation Law, the Board is expressly authorized to adopt, amend or repeal the bylaws of the Corporation. The shareholders have the power to adopt, amend or repeal the Bylaws of the Corporation; provided, however, in addition to any vote of the holders of any class or series of shares of the Corporation required by law or by these Amended and Restated Articles of Incorporation, the affirmative vote of the holders of at least 66 2/3% of the voting power of all of the then outstanding shares of the capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single group, shall be required for the shareholders to amend or repeal Sections 2.12, 2.15, 3.1, 3.3, 3.4, 3.7 and 9.1 of the Bylaws of the Corporation or to adopt any Bylaw that conflicts therewith. Any amendment of this article requires the affirmative vote of the holders of at least 66 2/3% of the voting power of all of the then outstanding shares of the capital stock entitled to vote generally in the election of directors, voting together as a single group.

3.	The foregoing amendment and restatement of Articles of Incorporation has been duly approved by the board of directors of the Corporation and was submitted to the shareholders for approval.

4.	The foregoing amendment and restatement of Articles of Incorporation has been duly approved by the required vote of shareholders in accordance with Section 902, California Corporations Code. The Corporation has only one class of shares outstanding and the total number of outstanding shares is 88,985. The number of shares voting in favor of the amendment equaled or exceeded the vote required. The percentage vote required was a majority.

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We further declare under penalty of perjury under the laws of the State of California that the matters set forth in this certificate are true and correct of our own knowledge.

Signed on this ____ day of ______________, 20____

Paul Cocotis
Chief Executive Officer and Chairman of the Board

Scott Fairgrieve
Assistant Secretary

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